Exhibit A

        Proposed Amendment to the Company's Certificate of Incorporation

The first paragraph of Paragraph 4 of the Certificate of Incorporation is hereby amended to read as follows:

"4. The aggregate number of shares of stock which the corporation shall have the authority to issue is 55,000,000, 50,000,000 of which are shares of Common Stock, each with a par value of $0.001, each entitled to one vote per share, and 5,000,000 of which are Preferred Stock."